Exhibit 99.2

Company announcement

TORM plc Annual Report 2021

TORM plc (“TORM”) (ticker: TRMD A on Nasdaq in Copenhagen and TRMD on Nasdaq in New York) has released its Annual Report for 2021 (the “Annual Report”), which includes TORM’s 2021 audited financial statements and is available on www.torm.com.

For easy reference to TORM’s results for 2021, please also see company announcement no. 02 2022, in which TORM announced the results for the fourth quarter and twelve months ending 31 December 2021, released on 02 March 2022.

For 2022, TORM expects higher rates than in 2021 (2021: USD 13,703/day) and a net profit before tax (2021: loss of USD 41m). For more information including the assumptions behind TORM’s Financial Outlook for 2022, please refer to page 16 of the Annual Report 2021.

ESG and CSR requirements are included in our Responsibility Report as an integrated part of TORM’s Annual Report 2021. The Responsibility Report 2021 will also be released as a separate report to provide easy access to data specifically related to Environmental, Social, and Governance matters.

The Responsibility Report 2021 documents, among other things, the results of TORM’s efforts within the area of reducing carbon emissions, its commitment to the UN’s Sustainable Development Goals, including social and governance aspects, and the targets set for 2030 and onwards.

In addition to last year’s ESG report, TORM has decided to include data relating to the SASB Marine Transport Industry Standard for more transparent reporting.

TORM reduced the Annual Efficiency Ratio to 5.05 in 2021 from 5.34 in 2020. Women in leadership positions at TORM increased to 22% in 2021 from 21% in 2020 and Lost Time Accident Frequency was reduced to 0.37 in 2021 from 0.65 in 2020.

There will be no conference call or webcast in conjunction with the release of TORM’s Annual Report 2021 and Responsibility Report 2021.

Contact

Andreas Abildgaard-Hein, IR
tel.: +45 3917 9339

Jomkwan Palitwanon, IR
tel.: +45 3917 9331

About TORM

TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

Safe harbor statements as to the future

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE	COMPANY ANNOUNCEMENT NO.07
LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	23 MARCH 2022	PAGE 1 / 2

Company announcement

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The purpose of TORM’s Financial Outlook for 2022 is to comply with reporting requirements for companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2022, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the rest of this Safe Harbor Statements, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what TORM currently expects.

The information included the Financial Outlook for 2022 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in the Financial Outlook for 2022. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the Financial Outlook for 2022.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE	COMPANY ANNOUNCEMENT NO.07
LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	23 MARCH 2022	PAGE 2 / 2